919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

March 31, 2016	Kevin T. Collins Tel +1 212 891 1634 kcollins@jenner.com

VIA EDGAR AND OVERNIGHT COURIER

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	US Foods Holding Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2016

File No.: 333-209442

Dear Ms. Ransom:

On behalf of US Foods Holding Corp. (the “Registrant”), we hereby respectfully submit the Registrant’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 10, 2016 with respect to the above-referenced Registration Statement on Form S-1 filed on February 9, 2016 (the “Registration Statement”).

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on February 9, 2016.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 1.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act of 1933, as amended. Please complete these blanks and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Registrant acknowledges the Staff’s comment and confirms that it will provide all information required (except information the Registrant may exclude in reliance upon Rule 430A) in subsequent amendments prior to any distribution of a preliminary prospectus. The Registrant understands that the Staff requires sufficient time to review the Registrant’s disclosure and may have additional comments.

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

United States Securities and Exchange Commission

March 31, 2016

Our Company, page 1

2.	We note you present on page 2 net sales, Adjusted EBITDA, and operating income for the rolling 12 months ended September 26, 2015. Please revise your disclosure to explain why you have included this information in your filing. Also, tell us what consideration you gave to presenting similar disclosure for the 12 month comparable period ended September 27, 2014.

The Registrant has revised its disclosure on page 1 to eliminate net sales, Adjusted EBITDA and operating income for the 12 months ended September 26, 2015. All financial information provided in the forefront of the summary will be information for the fiscal year ended, and as of, January 2, 2016.

3.	Please revise your prospectus to minimize or eliminate duplicative disclosures. For example, your disclosure here is identical to your disclosure on page 71 under the heading Business. Your summary should be a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act, as amended.

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 1 to 14 to minimize duplicative disclosures in the prospectus and to provide a summary consistent with Item 503 of Regulation S-K.

4.	If you choose to highlight your strengths in the summary, please balance that disclosure with a brief discussion of your principal challenges or weaknesses and the risks and limitations that you face.

In response to the Staff’s comment, the Registrant has added a new section to the summary entitled “Risks Related to Our Business and Our Industry” on page 12, which provides a summary discussion of the principal challenges and the risks and limitations that the Registrant faces.

Ownership, page 15

5.	Please disclose your recent dividend payment to CD&R and KKR. Please also disclose the source of funds used to pay such dividend.

In response to the Staff’s comment, the Registrant has expanded the disclosure in the prospectus to disclose that in January 2016, the Registrant paid $657 million of the $666.3 million one-time special cash distribution to CD&R and KKR, with the remaining $9.3 million being paid to other stockholders of the Registrant. The Registrant further discloses that such distribution was funded through: (i) a $75 million borrowing under the 2012 ABS Facility, (ii) a $238.7 million borrowing under the ABL Facility, and (iii) $352.6 million in available cash.

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6.	Please also disclose in this subsection or under a separate heading in your prospectus summary, any payments, including additional dividend payments, compensation or the value of any equity that CD&R and KKR, or your directors or executive officers received or will receive in connection with this offering.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 13 to include the fact that CD&R and KKR will be receiving a termination fee for the termination of their consulting agreements with the Registrant at the time of the offering. The amount of such termination fee will be included once it has been determined and prior to the distribution of a preliminary prospectus. Currently, there is no intention to make other payments to CD&R or KKR or any of our executive officers or directors in connection with the offering.

7.	Please disclose in this section that CD&R and KKR may have interests that may conflict with your interests and those of your other stockholders, as you state on page 37. Please also briefly describe the Stockholders Agreement.

In response to the Staff’s comment, the Registrant has revised pages 13 to 14 to disclose that CD&R and KKR may have interests that conflict with those of the Registrant’s other stockholders and to briefly describe the Stockholders Agreement.

Risk Factors, page 21

Our business may be subject to significant environmental, health and safety costs, page 28

8.	We note your current investigation into known or suspected contamination from historical releases of fuel and other hazardous substances. Please tell us whether this suspected contamination is currently the subject of any administrative or judicial proceeding.

The Registrant respectfully advises the Staff that the known or suspected contamination that is the subject of its current investigation is not currently the subject of any administrative or judicial proceeding. In response to the Staff’s comment, the Registrant has revised the risk factor on page 27 to provide that, although the known or suspected contamination at several of its current or former facilities is not currently the subject of any administrative or judicial proceeding, the Registrant cannot provide assurance that it will not be the subject of administrative or judicial proceedings in the future for contamination related to releases of fuel or other hazardous substances.

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Use of Proceeds, page 42

9.	We note your disclosure that you plan to use a portion of the net proceeds to discharge a portion of your outstanding indebtedness. Please provide the interest rate and maturity of the debt to be discharged, and to the extent that the debt was incurred within the past year, describe the use of proceeds of the indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K. In addition, we note that an affiliate of KKR holds a portion of the outstanding term loan facility; to the extent KKR or its affiliate will receive a portion of the proceeds of the offering that are used to discharge indebtedness, please disclose that fact here.

The Registrant has not yet determined which of its outstanding indebtedness it intends to pay down or discharge using a portion of the net proceeds. The Registrant acknowledges the Staff’s comment and confirms that it will provide the interest rate and maturity of the debt to be discharged and, to the extent the debt was incurred within the past year, the Registrant will describe the use of proceeds of such indebtedness. In addition, to the extent KKR or its affiliate will receive a portion of the proceeds of the offering that are used to discharge indebtedness, the Registrant will disclose that fact in its Use of Proceeds disclosure. All of these disclosures will be included prior to the distribution of a preliminary prospectus.

Selected Historical Consolidated Financial Data, page 48

10.	Your disclosures on page 42 indicate that you intend to use a portion of the net proceeds of this offering to repay debt. We also note your disclosures on page 123 indicating that a public offering will accelerate vesting of certain grants of restricted stock and restricted stock units and your disclosure on page 133 that you will pay your sponsors consulting agreement termination fees. Please provide pro forma financial information pursuant to Article 11 of Regulation S-X reflecting these and any other relevant transactions. To the extent that your pro forma adjustments can be easily understood in narrative form, a narrative description of the effects of the adjustments may suffice.

With respect to pro forma balance sheet information, in response to the Staff’s comment, the Registrant has updated its disclosure in “Selected Historical Consolidated Financial Data,” the pro forma balance sheet information on page F-3 and the pro forma per share information in Note 1 of its audited consolidated financial statements.

The pro forma balance sheet information in the financial data table in “Selected Historical Consolidated Financial Data” and on the face of the Registrant’s balance sheet on page F-3 has been updated to reflect the pro forma effects of the special cash distribution, including the use of cash on hand and incurrence of debt to fund the distribution. The Registrant understands that Staff Accounting Bulletin Topic 1.B.3, or SAB 1.B.3, requires it to present the pro forma effects of the special cash distribution on the face of its financial statements. To supplement this presentation, the Registrant has included a narrative description of pro forma adjustments, consistent with Rule 11-02 of Article 11 of Regulation S-X, because the required pro forma

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adjustments are few in number and are easily understood. The pro forma adjustments described are a reduction in cash and total assets of approximately $353 million, an increase in total debt of approximately $314 million and a reduction in total shareholders’ equity of approximately $666 million.

The Registrant and the Sponsors have not yet reached a determination as to the amount of Sponsor consulting agreement termination fees that will be payable upon the consummation of the offering. Once known, the Registrant will update the pro forma balance sheet to give effect to this payment. Note 1 to the consolidated financial statements includes a placeholder for this matter.

The Registrant respectfully advises the Staff that it believes it would not be appropriate to adjust the pro forma balance sheet information to reflect the Registrant’s intended use of a portion of the net proceeds of the offering to repay debt. SAB 1.B.3, and the related guidance in Section 3420.1 of the Division of Corporation Finance Financial Reporting Manual, or FRM, require the Registrant not to give effect to the offering proceeds in the required pro forma balance sheet. The Registrant respectfully advises the Staff that the pro forma effects of the application of the proceeds of the offering instead will be reflected, once an offering price range is established, in the last column of the Registrant’s capitalization table, under “Capitalization.”

With respect to pro forma income statement information, the Registrant has included placeholders for unaudited pro forma basic and diluted Net income per common share data in “Selected Historical Consolidated Financial Data” and the notes to its audited consolidated financial statements. SAB 1.B.3, and the related guidance in Section 3420.2 of the FRM, require the Registrant to prepare this pro forma information assuming an additional number of outstanding shares that the Registrant would have been required to issue at the offering price to fund the difference between the special cash distribution and the Registrant’s earnings for the preceding 12 months. The Registrant will disclose the relevant pro forma effects and adjustments once an offering price range is established, which will allow the Registrant to calculate the additional number of outstanding shares.

The Registrant respectfully advises the Staff that it believes that, except as discussed in the preceding paragraph, the presentation of full pro forma income statement information would not be required pursuant to Article 11 of Regulation S-X because it would not be material to investors, as the recurring pro forma income statement impacts would be largely offsetting. For example, the Registrant’s interest expense—net for fiscal year 2015 would include a pro forma increase of $5.6 million to reflect the debt incurred to fund the special cash distribution, but is expected to be largely or entirely offset by a pro forma decrease in interest expense—net, the amount of which is currently unknown, to reflect Registrant’s repayment of debt with a portion of the proceeds of the offering. In addition, the Registrant respectfully advises the Staff that the Sponsor consulting agreement termination fees, while disclosed in Note 1 to the consolidated financial statements pursuant to Article 11 as a material non-recurring item, would not be required to be presented in the unaudited pro forma basic and diluted Net income per common share information under Article 11 of Regulation S-X because they would not be expected to have a continuing impact on the Registrant.

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Although, the Registrant believes as stated above, that full pro forma income statement is not required, the Registrant notes that the calculation of the unaudited pro forma basic and diluted Net income per common share described above will reflect adjustments for applicable items described in the preceding paragraph, which it believes will provide investors with a sufficient understanding of their impact on the Registrant’s financial statements.

In addition, the Registrant respectfully advises the Staff that the offering would not in fact accelerate vesting of restricted stock or restricted stock units pursuant to the Registrant’s equity incentive plan and equity award agreements. The Registrant has revised the disclosure on page 123 to that effect.

Non-GAAP Reconciliations, page 50

11.	Please address the following comments related to your presentation of Adjusted Net income:

•	You indicate that Adjusted Net income “is helpful in highlighting trends because it excludes the results of decisions that are outside the control of operating management.” Since it appears there are several adjustments that appear to be within the control of management, such as business transformation costs and, to a lesser extent, restructuring charges, acquisition related costs, and pension and debt extinguishment charges, please clarify what you mean by this statement.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 51 to remove the phrase “because it excludes the results of decisions that are outside the control of operating management.”

•	Expand on the reasons why management believes that presentation of Adjusted Net income provides useful information to investors regarding your financial condition and results of operations. Contrast this measure with your presentation of Adjusted EBITDA and explain the incremental benefits this measure provides to investors.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that it believes that Adjusted Net income provides useful information to management and investors regarding the Registrant’s financial condition and results of operations because it eliminates expenses that are not reflective of the core operating performance. As a result, the Registrant believes that Adjusted Net income provides an additional view of the Registrant’s operating performance on a consistent basis from period to period and provides additional clarity as to how factors and trends impact the Registrant’s financial condition and results of operations. For these reasons, the Registrant believes that investors, analysts and other interested parties evaluate its business based partly on Adjusted Net income. The Registrant believes that presenting a measure that excludes from Net income the impact of the adjustments made to calculate Adjusted EBITDA, while including the impact of depreciation, amortization, interest expense and income tax (adjusted for the excluded items) provides meaningful incremental information to investors, analysts and other

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interested parties to facilitate period-over-period comparisons and to help investors better understand the Registrant’s financial condition and results of operations. The Registrant has revised the disclosures on page 51 to provide an enhanced discussion of the use of the metric.

•	You disclose that Adjusted Net income is “adjusted for the tax effect of the exclusions, if any.” Based on your reconciliation, it appears that the adjustments are presented on a pre-tax basis. Please tell us why it appears you backed out pre-tax items from a post-tax net income measure. If our understanding is incorrect, please advise.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the tax effects of exclusions to arrive at Adjusted Net income are incorporated into the Income tax provision line item in the reconciliation of Adjusted Net income on page 52. The Registrant has revised the disclosure on pages 50 and 51 to clarify that the Income tax provision line item in the reconciliation of Adjusted Net income has been adjusted for the tax effects of the exclusions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Overview, page 52

12.	Please disclose whether the Teamsters Local 104 and associated sympathy strikes are ongoing. If material, please quantify the impact such strikes have had on your results of operations.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 26 and 90 to provide that the strike by the Teamsters Local 104 is not ongoing and, although the strike by the Teamsters Local 104 and sympathy strikes have ended, there is a risk of another strike by the Teamsters Local 104 and additional strikes in the future. In light of the fact that the strikes have not had a material impact on the Registrant’s results of operations, the Registrant has removed the disclosure related to the strikes from the MD&A.

Consolidated Results of Operations

39-weeks Ended September 26, 2015 and September 27, 2014

Net Sales, page 55

13.	We note the foodservice distribution industry is comprised of different customer types of varying sizes, growth profiles and product and service requirements and that your business strategy focuses on independent and regional restaurant chains, and healthcare and hospitality customers. Explain to us if you have experienced different sales trends by customer class and, to the extent material, expand your sales discussion to separately quantify sales related to each major customer class you serve. We note your disclosure on page 55 indicates interim period sales increased to independent restaurants and decreased to other customers, primarily national chain customers, but your disclosures do not quantify the fluctuations. See Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 56 for the periods presented to quantify the material sales variances.

United States Securities and Exchange Commission

March 31, 2016

14.	We note your presentation of sales mix by principal product category on pages 84 and F-52. To the extent material to an understanding of your sales results and trends, please discuss sales by product category in your results of operations.

The Registrant respectfully advises the Staff that it has not experienced a significant shift in sales mix by principal product category, with no product category experiencing a year-over-year change of more than 0.3% of total sales for any of the periods presented. Accordingly, the Registrant does not believe sales by product category are material to an understanding of sales results and trends and respectfully submits that no change to the existing disclosure is needed. To the extent sales mix becomes material in future periods, the Registrant will expand its disclosure in future periods.

15.	We note your references on pages 55 and 57 regarding product costs and case volumes impacting your annual and interim net sales. Please ensure you discuss the extent to which sales fluctuations were impacted by changes in prices and volume. See Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has added the requested disclosures regarding the impact of price and volume changes on net sales on pages 56 to 58.

Gross Profit, page 55

16.	You disclose on page 10 that your “private brand products typically have higher gross margins compared to similar manufacturer-branded offerings” and that such brands represented approximately 30% of your fiscal 2014 net sales. To the extent material, please separately present a discussion of gross profit which differentiates between private branded products versus manufacturer-branded offerings.

The Registrant respectfully advises the Staff that the level of private brand sales, as a percentage of total sales, has not varied significantly during the periods presented and, accordingly, changes in year-over-year gross profit have not been materially impacted by a change in sales mix between private brand and manufacturer brand offerings. In further response to the Staff’s comment, the Registrant has added disclosure regarding changes in sales mix between private brand and manufacturer brand products for applicable periods on pages 56 to 58.

17.

We note that you attribute the decrease in your gross profit from fiscal 2013 to 2014 to “competitive market conditions and commodity pricing pressures, partially offset by merchandising initiatives.” Please expand your disclosures to provide investors with greater insight regarding the reasons for changes in your

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gross profit. In doing so, quantify the impact that “merchandising initiatives” had on your gross profit and discuss the specific initiatives employed during the periods presented. Please also separately quantify and discuss changes in material components of your cost of goods sold. Refer to Item 303(a)(3)(i) of Regulation S-K.

In response to the Staff’s comment, the Registrant has expanded its disclosures on pages 57 and 59 to provide investors with greater insight regarding changes in material components impacting gross profit and cost of goods sold, including merchandising initiatives.

Fiscal Years Ended December 27, 2014 and December 28, 2013

Cash Flows

Operating Activities, page 63

18.	Please provide a more comprehensive discussion and analysis of operating cash flows. When preparing such disclosures, you should address material changes in the underlying drivers that affect these cash flows rather than merely describing items identified on the face of the statement of cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows, such as explaining the substantive reasons for the increase in inventory for the 39 week 2015 period. Refer to guidance in Section IV.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Registrant has added disclosure on pages 62 to 63 to provide greater detail regarding the underlying reasons for changes in working capital items that affect operating cash flows, including inventory.

Contractual Obligations, page 67

19.	Please tell us how you considered including obligations reflected within other long-term liabilities on your consolidated balance sheet within your contractual obligations table. In this regard, we note several other long-term liabilities disclosed within footnote 12 to your audited financial statements.

The Registrant’s other long-term obligations include pension and other postretirement benefits and restructuring accruals, among other things. The restructuring accruals consist primarily of withdrawal liabilities for multi-employer pension plans. The Registrant primarily focused on minimum funding contributions required by ERISA when evaluating payments to include for Registrant sponsored defined benefit pension plans. When considering the payments for multi-employer pension plans, the Registrant included withdrawal liabilities for previously closed facilities as negotiated with the respective union multi-employer pension fund administrator. The Registrant excluded approximately $50 million of estimated multi-employer pension withdrawal liabilities from the contractual obligations table because the closure of the related distribution facility has not yet been concluded and therefore amount and payment have not been finalized. This liability was accrued under ASC 450-20 and is included as restructuring liabilities in Note 12 on page F-24.

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In response to the Staff’s comment, the Registrant also revised the contractual obligations table to include self-insured liabilities as the timing and amount of the future payments are reliably determinable, and also to include cash payments associated with an additional lease obligation. The Registrant added disclosure to provide further insight regarding the components of the long term liabilities “Other” category listed in Note 12 on page F-24.

Critical Accounting Policies and Estimates, page 67

20.	It appears that several items included within your critical accounting policies and estimates discussion appear to be a repetition of your summary of significant accounting policies in Note 2 to your audited financial statements. Pursuant to SEC Release No. 33-8350, this section is intended to focus on the sensitivity aspects of your critical accounting policies and estimates, particularly the likelihood that materially different amounts would be reported under different conditions or assumptions. In making these disclosures, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Accordingly, please expand the discussion of your various critical accounting policies and estimates to provide further insight into the methods and significant assumptions used and consider providing a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact your conclusions. For example, if reasonably likely changes in an assumption used in the determination of your self-insurance liability or in assessing your deferred tax assets or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. We note that the fair value of your brand name indefinite-lived intangible assets exceeded carrying value by less than 10% based on your most recent impairment test.

In response to the Staff’s comment, the Registrant reconsidered the estimates that were included in the Critical Accounting Policies and Estimates section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In the Registrant’s previous disclosure it indicated that its goodwill and trademark impairment evaluations resulted in an estimated fair value that substantially exceeded the carrying value as of the assessment date. The Registrant has revised the disclosure on page 67 to provide additional insight as to the Registrant’s thought process on the selected weightings for the estimated fair value models that determine the overall estimated fair value measured for purposes of its impairment testing.

With respect to the brand name intangible, the Registrant added a sensitivity analysis disclosure on page 68 specifically discussing the impact that a 50 basis point increase to the discount rate could have on the estimated fair value of the brand name. Further the Registrant emphasized that changes in its ability to generate cash flows from sale of exclusive brand products in the future

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could have an impact on the fair value estimate on page 68. However, in our judgment it is not reasonably likely that future cash flows will deteriorate such that the Registrant would incur a material impairment of the brand name intangible.

The Registrant further enhanced its disclosures related to its self-insurance programs to provide more insight into the key inputs that drive the estimates and to advise that variations from the assumptions selected could result in actual costs that differ from those estimated on page 68. The Registrant further clarified that estimates for vendor consideration have not experienced significant variability historically, and that there are no significant changes expected in uncertain tax positions resulting from a completion of tax audits or the expiration of the statue of limitations on page 68. The Registrant added disclosure on stock-based compensation to provide more insight into the process used to fair value common stock on page 69. Upon further evaluation of risks concerning Property and Equipment, the Registrant concluded that its policies concerning this area are not critical. As such, the policy for Property and Equipment has been removed from the Critical Accounting Policies and Estimates section of the MD&A.

21.	We note from your disclosures on page II-3 that you issued stock options during fiscal 2015 and restricted stock units during fiscal 2014 and 2015. Please provide us with a list of all share-based awards granted within the twelve months preceding the most recent balance sheet presented in your filing and address the following items:

The Registrant granted share-based awards on three separate dates in the 53-week period ending January 2, 2016, which was the Registrant’s fiscal 2015 year end: February 13, 2015, August 21, 2015, and November 16, 2015. This award grant activity is disclosed in Note 15 to the Consolidated Financial Statements beginning on page F-26 and in the table below.

Grant Date	Award Type	Shares Awarded	Common Stock Fair Value at Grant Date		Grant Date Fair Value	Description of Award

2-13-15*	Performance Options	1,267,245	$6.00	**	$1.91	Awards for 2015 performance year that relate to pre-2015 LTIP commitments

2-13-15*	Performance RSUs	257,677	$6.00		$6.00	Awards for 2015 performance year that relate to pre-2015 LTIP commitments

8-21-15	Time and Performance Options	187,500	$6.00	**	$2.52	Awards to Mr. Satriano upon promotion to CEO

11-16-15	Time and Performance Options	2,804,511	$6.75	**	$2.86	Awards for 2015 LTIP program

11-16-15	Time and Performance RSUs	1,221,531	$6.75		$6.75	Awards for 2015 LTIP program

*	Date that the Board approved the 2015 performance target
**	Fair value of common stock used in the Black-Scholes option-pricing model

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In addition, the assumptions used to calculate the fair value of the option awards using the Black-Scholes option-pricing model are disclosed on page F-28.

•	Tell us the valuation methodologies and assumptions used in determining the fair value of your common stock underlying each grant. Tell us your consideration of disclosing such valuation methodologies and assumptions in a critical accounting policy.

The Registrant engages a third-party valuation expert to assist with the valuation of common stock. The Registrant computes a common stock fair range, and the board of directors of the Registrant approves a common stock fair value within that range, as of the end of each fiscal quarter and uses the calculated common stock fair value for all grants in the subsequent quarter. The Registrant’s quarterly calculation of the fair value of the common stock utilizes a combination of discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples, and were weighted 50%, 35% and 15%, respectively, during all of the periods in question. In addition, the Registrant used its best estimate, at the time of the valuation, for key assumptions like discount rate, long-term growth rate and marketability discount. In response to the Staff comment, the Registrant has included additional disclosure about its valuation methodologies on pages 69 and in Note 15 to the Consolidated Financial Statements beginning on page F-26.

•	Tell us the stock price derived as of each grant date and provide us with a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. Include a description of significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed, that explain the changes in the fair value of your common stock

As previously described, it is the Registrant’s policy to compute a common stock value range and approve a common stock fair value within that range at the end of each fiscal quarter. The

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approved fair value is used for any equity transaction in the following quarter. The table below shows the approved common share fair value by quarter for the period from December 28, 2014 to the date of this letter.

Period	Common Stock Fair Value
Q1 2015	$6.00
Q2 2015	$6.00
Q3 2015	$6.00
Q4 2015	$6.75
Q1 2016*	$5.40	*

*	includes effect of January 8, 2016 one-time special cash distribution

As shown above, during the period from December 28, 2014 to the date of this letter, the approved common stock fair value has changed two times as follows:

1.	At the end of the fiscal third quarter of 2015, the approved common stock fair value increased from $6.00 per share to $6.75 per share. The main driver of this increase was the inclusion of the $300 million termination fee received by the Registrant from Sysco Corporation in connection with the termination of the agreement and plan of merger.

2.	At the end of fiscal 2015, the approved common stock fair value decreased from $6.75 per share to $5.40 per share. The main driver of this decrease was the approximately $666.3 million one-time special cash distribution paid on January 8, 2016 to existing shareholders of record on January 4, 2016.

For periods where the common stock fair value was unchanged, there were minor changes to the underlying assumptions used to derive the common stock fair value range; however, the change in the value range did not require a change from the previously approved fair value per share as that value was still within the value range indicated. The Registrant separately advises the Staff that an offering price range has not been established to date.

•	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

As requested, the Registrant will provide the Staff with updates for all equity related transactions subsequent to this request through the effective date of the Registration Statement.

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In this regard, the Registrant notes that it also granted stock awards on three separate dates subsequent to the end of fiscal year 2015. All of the award activity from January 3, 2016 to the date of this letter, which used the Q1 2016 valuation described above, is summarized in the table below.

Grant Date	Award Type	Shares Awarded	Common Stock Fair Value at Grant Date		Grant Date Fair Value	Description of Award

1-4-16	Time and Performance RSUs	729,952	$5.40		$5.40	Awards to offset dilution caused by special distribution

1-8-16	Time RSAs	293,136	$5.40		$5.40	12 share awards to all USF employees as of 1/8/16

3-22-16	Time and Performance Options	1,098,075	$5.40	**	$1.93	Awards for 2016 performance year that relate to pre-2016 LTIP commitments

3-22-16*	Time and Performance RSUs	532,150	$5.40		$5.40	Awards for 2016 performance year that relate to pre-2016 LTIP commitments

*	Date that the Board approved the 2016 performance target
**	Fair value of common stock used in the Black-Scholes option-pricing model

Self-Insurance Programs, page 69

22.	Please disclose the excess loss limits associated with each self-insurance risk, including but not limited to fleet liability, workers’ compensation and general liability insurance. Please also disclose each risk for which you do not have excess loss limits.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 68 to include its excess loss limits associated with each risk for which the Registrant is self-insured.

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Business, page 71

Our Business Strategy, page 76

23.	We note that your strategy focuses on certain types of customers and that you disclose the net sales generated by such customers in fiscal 2014. Please disclose the net sales generated by such customers in additional fiscal periods so that investors can assess the impact of your strategy.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 76 to disclose the net sales generated by our independent restaurant and regional chains, and healthcare and hospitality customers in additional fiscal periods.

24.	Please briefly describe how you’ve “measured [y]our performance relative to customers” with a view to explaining how you “outperform [y]our competition on most attributes.”

The Registrant has revised its disclosure on page 78 to describe how we have “measured our performance relative to competitors” with a view to explaining how we “outperform our competition on most attributes.”

What Makes Us Different, page 79

25.	We note your disclosure that 40% of your customers purchase Scoop items when offered at a new Scoop launch and that Scoop customers have higher case growth and retention rates than non-Scoop customers. Please disclose the percentage of customers that are Scoop customers and the percentage of revenues generated by customers that are Scoop customers.

The Registrant has revised its disclosure on page 80 to disclose the percentage of customers that are Scoop customers and the percentage of revenues generated by customers that are Scoop customers.

Index to Financial Statements, page F-1

26.	We note your disclosure on page 17 that you will effect a reverse split of your common stock. Please tell us whether you will effect this reverse stock split prior to requesting effectiveness of your Form S-1. If so, please confirm that you will revise your historical financial statements along with financial statement data appearing elsewhere in your filing to give retroactive effect to this reverse stock split, consistent with SAB Topic 4:C.

The Registrant informs the Staff that it plans to effect a reverse stock split prior to requesting effectiveness of its Form S-1. Accordingly, the Registrant will revise the financial statements and related disclosures to give retroactive effect to the reverse stock split in a subsequent amendment.

United States Securities and Exchange Commission

March 31, 2016

Consolidated Statements of Comprehensive Income (Loss), page F-4

27.	We note from your disclosure on page F-11 that cost of goods sold excludes depreciation and amortization expense. Revise your presentation to comply with SAB 11:B by disclosing parenthetically that cost of goods sold excludes depreciation and amortization expenses.

The Registrant would like to better clarify for the Staff the cost elements of its inventories, which it believes are consistent with accounting guidance, and which comprise its costs of goods sold upon sale of products.

In determining inventoriable costs, the Registrant refers to ASC 330-10-30-1 (ARB 43, paragraph Ch. 4 Statement 3):

The primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

For those food products that are acquired by the Registrant in final, salable form, the inventoried costs include the cost of the product plus transportation costs to bring the products to the Registrant’s distribution facilities where they await sale. Upon sale of the inventory, those previously inventoried costs are relieved to cost of goods sold. Inventoried costs for those products do not include depreciation and other costs related to warehousing the products as they await sale. Those costs are charged to expense (Distribution, Selling and Administrative Costs) as incurred together with costs associated with the delivery of the products to end customers (labor, depreciation and fuel costs associated with the delivery fleet).

For those food products that are processed by the Registrant, the inventoried costs include consideration of processing facilities depreciation, labor and related overheads necessary to process the products into their salable form. Upon sale of the inventory, those previously inventoried costs are relieved to cost of goods sold.

As our understanding of SAB 11.B is that some portion of depreciation should be included in cost of goods sold and, if not, clearly disclose there is none, as described above, depreciation on processing equipment and facilities is included in the Registrant’s cost of goods sold.

The Registrant’s disclosures in Note 2 to the Consolidated Financial Statements have been updated to clarify its policies for classifying depreciation. The Registrant respectfully requests that the Staff consider its revised disclosures.

United States Securities and Exchange Commission

March 31, 2016

Notes to the Consolidated Financial Statements

Temporary Equity, page F-11

28.	We note that you classify certain common shares and stock-based awards within temporary equity since the holders have the right to require you to repurchase such stock in the event of a termination due to death or disability. Please clarify how you initially classify and measure such awards on your balance sheet and, if applicable, how you subsequently adjust such shares and awards to their redemption value. Separately discuss your accounting for each type of instrument, including unrestricted common stock, restricted stock, and stock options. Also tell us how the vesting of such awards impacts your accounting treatment. For example, clarify if you reclassify the grant date redemption amount of your restricted shares to temporary equity over the requisite service period as the awards vest such that the amount presented in temporary equity at vesting equals the redemption amount of the award at the grant date.

In contrast to common stock owned by the Sponsors, common stock purchased by management and certain key employees give the holder, via the management stockholder’s agreement, the right to require the Registrant to repurchase all of his or her common stock (based on the fair value of the common stock at repurchase) in the event of a termination of employment due to death or disability. If an employee terminates for any reason other than death or disability, the contingent put option is cancelled. Per ASC 480-10-S99 (including ASR 268 and EITF Topic D-98), since this redemption feature, or put option, is outside of the control of the Registrant, the value of the shares is shown outside of permanent equity as Redeemable common stock (called Temporary Equity in the initial Registration Statement). In addition to outstanding common stock held by management and key employees, stock-based awards with underlying common stock having similar features are also recorded in Redeemable common stock pursuant to SAB Topic 14E (codified in ASC 718-10-S99-1).

The Registrant includes four separate instruments held by management and other key employees in Redeemable common stock:

1.	Unrestricted common stock

2.	Restricted shares (“RSAs”)

3.	Restricted stock units (“RSUs”)

4.	Stock options

Unrestricted common stock

Upon initial sale of common stock, the initial measurement amount recorded in Redeemable common stock is equal to the amount paid by the employee for the common stock. As these shares are exchanged for cash equal to fair value, there is no compensation expense required to be measured and expensed. As the put is contingent, we evaluate the probability of the put being exercisable in accordance with ASC 480-10-S99-3A paragraph 15. The probability that an employee terminates employment due to death or disability must be assessed by the Registrant.

United States Securities and Exchange Commission

March 31, 2016

The Registrant notes that, while any person’s death is an eventual certainty, the employee’s death while they are still employed by the Registrant is not. If it were to become probable that the put becomes exercisable (e.g., a holder terminates due to death or disability), the shares may be classified as a liability if the shares were not held for at least six months pursuant to ASC 718-10-25-9. If the shares were held for at least six months, the shares would remain classified as temporary equity and the Registrant would adjust Redeemable common stock each period to reflect the current redemption value specific to those shares as long as they remain outstanding. At January 2, 2016, there have been no instances where the contingent put option has become probable of being exercisable by any employee so no adjustment to reflect the current redemption value has been required.

RSAs and RSUs

These instruments are granted as a part of management and key employee compensation and are therefore accounted for pursuant to ASC 718. The grant-date fair value is determined based on the fair value of the underlying share, as previously described. RSAs have only a service condition and compensation cost is recognized over the requisite service period for those awards that are expected to vest. RSUs either have a service condition only or a service condition plus a performance condition. Compensation cost for the RSUs is also recognized over the requisite service period for those awards that are expected to vest (and for those RSUs for which any applicable performance condition is probable).

Because the RSAs and RSUs are settled in a fixed amount of common stock, these awards are classified as equity pursuant to the guidance in ASC 718-10-25-6 through 25-19. Since the RSAs and RSUs include an embedded contingent put right, we evaluated whether the repurchase feature would permit an employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued pursuant to ASC 718-10-25-9. Since the repurchase feature can only be exercised upon the occurrence of an event that it outside the employee’s control (termination due to death or disability), the contingent put right would not result in liability classification until it becomes probable that the event will occur within the reasonable period of time. As termination due to death or disability was not determined to be probable for any employee within that reasonable period of time, the RSAs and RSUs are classified as equity.

Pursuant to ASC 480-10-S99 and SAB Topic 14E, the RSAs and RSUs are treated similar to the unrestricted common stock and presented in Redeemable common stock. The initial measurement at redemption value is based on the grant-date fair value of the RSAs and RSUs. However, because the RSAs and RSUs have service conditions and certain RSUs have performance conditions, that initial amount is not presented in Redeemable common stock immediately. In accordance with ASC 480-10-S99-3A paragraph 16a and Question 2 of SAB Topic 14E, the redemption amount (the grant-date fair value) is recorded in Redeemable common stock proportionally over the requisite service period (to the extent the awards are expected to vest) such that the redemption amount presented in Redeemable common stock at vesting is equal to the total grant-date fair value of the RSAs and RSUs that vested. Similar to unrestricted common stock, at January 2, 2016, there have been no instances where the contingent put option has become probable of being exercisable for any employee so no adjustment to reflect the current redemption value has been required.

United States Securities and Exchange Commission

March 31, 2016

Stock options

These instruments are granted as a part of management and key employee compensation, and the underlying common share is the same as the unrestricted common stock. Stock options either have a service condition only or a service condition plus a performance condition. Pursuant to ASC 718, the grant-date fair value of the stock options is recognized as compensation cost over the requisite service period for those awards that are expected to vest (and for those stock options for which any applicable performance condition is probable).

Because the stock options are settled in a fixed amount of common stock upon exercise, these awards are classified as equity pursuant to the guidance in ASC 718-10-25-6 through 25-19. Since the underlying shares associated with the stock options include an embedded contingent put right, we evaluated whether the repurchase feature would permit an employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued pursuant to ASC 718-10-25-9 (as the awards are stock options, ASC 718-10-25-11a would require liability classification if the underlying shares are classified as liabilities). Since the repurchase feature can only be exercised upon the occurrence of an event that it outside the employee’s control (termination due to death or disability), the contingent put right would not result in liability classification until it becomes probable that the event will occur within the reasonable period of time. As termination due to death or disability was not determined to be probable for any employee within that reasonable period of time, the stock options are classified as equity.

Pursuant to ASC 480-10-S99 and SAB Topic 14E, the stock options are considered for presentation in Redeemable common stock. However, unlike the unrestricted common stock, RSAs and RSUs, the redemption amount is based on the intrinsic value of the stock options in accordance with Question 2 of SAB Topic 14E. That is, the fair value of the underlying common stock subject to the repurchase right is reduced by the exercise price payable by the employee. Because the Registrant grants at-the-money stock option awards (the exercise price is equal to the fair value of the underlying common stock at the grant date), the grant-date intrinsic value related to stock option awards is zero. Accordingly, there is no initial redemption value ascribed to Redeemable common stock for stock options and no corresponding recognition in Redeemable common stock. Rather, the recognition of compensation cost associated with the stock options proportionally over the requisite service period (to the extent the awards are expected to vest) results in a corresponding credit to Additional paid-in capital without reclassification to temporary equity (Redeemable common stock). At January 2, 2016, there is no redemption value for stock option awards recorded in Redeemable common stock since the intrinsic value at the date of grant was zero and similar to the unrestricted common stock, RSAs, and RSUs, there have been no instances where the contingent put option has become probable of being exercisable for any employee so no adjustment to reflect the current redemption value (at intrinsic value) has been required.

United States Securities and Exchange Commission

March 31, 2016

11. Debt, page F-20

29.	Please confirm whether or not you are in compliance with all of your debt covenants.

As of January 2, 2016, the Registrant was in compliance with all of its debt covenants. The MD&A was expanded to include this statement to this effect on page 62.

12. Accrued Expenses and Other Long-Term Liabilities

Self-Insured Liabilities, page F-25

30.	We note that you discount your workers’ compensation, general liability and fleet liability. Please tell us how you determined it was appropriate to discount such self-insured liabilities. Specifically address, if true, how you determined that the amounts and timing of anticipated cash payments are fixed or reliably determinable as well as how you determine discount rates. Please also expand your self-insurance accounting policy to describe your accounting treatment in greater detail.

At January 2, 2016, the self-insurance accrual approximated $176 million on a nominal basis and $172 million on a discounted basis, with a discount of $4 million derived using a rate of 0.82%.

Management concluded that it is appropriate to discount its self-insurance liabilities as the amounts and timing of cash payments related to these liabilities are reliably determinable. The vast majority (approximately 80%) of the self-insurance accrual is for workers’ compensation expenses, which accounts for essentially all of the discounting. Workers’ compensation payments are comprised of statutorily-determined benefits based on weekly average wages and, given the Registrant’s significant level of historical claim volume, the Registrant believes there is sufficient information to support the actuarial assumptions and judgments used to derive the expected loss payment pattern underlying the discounted accruals.

The self-insurance liabilities are discounted using U.S. Treasury rates. In determining the discount rate, management considers the potential yield reflective of investment results that approximate the U.S. Treasury bill rate that reflects the duration of the liabilities.

The Registrant has expanded its disclosure of the accounting policy for self-insurance accruals on page F-24.

United States Securities and Exchange Commission

March 31, 2016

18. Earnings (Loss) Per Share, page F-41

31.	Please clarify why basic EPS includes non-vested restricted shares outstanding for the year. Cite the authoritative accounting you used that supports your treatment.

The non-vested restricted stock awarded to management and key employees by the Registrant meet the definition of a participating security per ASC 260-10-45-61A because these awards have non-forfeitable dividend rights. The Registrant has added disclosure of the non-forfeitable dividend rights on page F-42. Those rights to dividends are equal to those of vested stock. Accordingly, basic EPS for the vested common shares and basic EPS for the non-vested common shares are identical.

As the number of non-vested restricted stock are inconsequential for all periods in comparison to total common shares (for example, the weighted-average number of non-vested shares were less than one-half of one percent of total weighted-average common shares for the year ended January 2, 2016), the Registrant concluded to present basic EPS using both vested and unvested common shares in the denominator as opposed to a two-class disclosure. The Registrant believes that the disclosure is not misleading as there was no effect on the resulting basic EPS and the Registrant deemed the omission of a two-class presentation to be inconsequential to the financial statement disclosures.

19. Changes in Accumulated Other Comprehensive Loss, page F-42

32.	Please tell us why your fiscal 2014 changes in accumulated other comprehensive loss and the pension-related other comprehensive loss changes in the fiscal 2015 interim period disclosed on page F-70 have no associated tax provision (benefit). Reconcile the annual 2014 lack of an income tax impact on page F-42 with the interim disclosure on page F-70 that does reflect a 2014 tax provision.

The Registrant recorded a valuation allowance against net deferred tax assets without regard to indefinite-lived intangibles. Absent any exception, ASC 740-20-45 requires the use of an incremental approach in determining the intra-period tax allocation of changes in the valuation allowance. The application of the incremental approach resulted in no tax provision being allocated to Other comprehensive income or loss due to the existence of the valuation allowance in the year ended December 27, 2014 and the 39-weeks ended September 26, 2015.

However, ASC 740-20-45-7 provides an exception to the incremental approach in determining the intra-period tax allocation of changes in valuation allowance and requires that “all items (for example, extraordinary items, discontinued operations, and so forth) be considered in determining the amount of tax benefit that results from a loss from continuing operations and that shall be allocated to continuing operations.” As a result of the Registrant having a Pre-tax loss in continuing operations and pre-tax income in other comprehensive income, the Registrant was required to apply the exception provided under ASC 740-20-45-7 in preparing the tax provision for the 39-weeks ended September 27, 2014. The application of the exception provided in ASC 740-20-45-7 resulted in the Registrant allocating a tax benefit of $1,194,000 to continuing operations and an equal amount of tax provision to other comprehensive income. The Registrant was not subject to the aforementioned exception for the year ended December 27, 2014 as the Registrant had a Pre-tax loss in continuing operations and had other comprehensive loss. The Registrant was not subject to the aforementioned exception for the 39-weeks ended September 26, 2015 as the Registrant had Pre-tax income in continuing operations and other comprehensive income.

United States Securities and Exchange Commission

March 31, 2016

21. Income Taxes, page F-42

33.	Please explain to us why the $139 million and $93 million valuation allowances for federal and state net operating loss carryforwards disclosed on page F-44 exceed your net operating loss deferred tax asset disclosed on page F-43. Also explain to us why future tax benefits associated with reversal of the valuation allowance will partially be recorded within equity.

The Registrant recorded a valuation allowance against net deferred tax assets without regard to future reversals of temporary differences arising from indefinite-lived intangibles. The amount of valuation allowance disclosed on page F-44 of the initial Registrant Statement was in reference to the valuation allowance against all net deferred tax assets without regard to indefinite-lived intangibles as opposed to deferred tax assets solely related to net operating losses. The Registrant added additional disclosure in Note 20 to the Consolidated Financial Statements on page F-44.

The disclosure regarding the future benefit associated with the reversal of the valuation allowance was based on the historical intra-period tax allocation of the valuation allowance between continuing operations and other comprehensive income. The Registrant respectfully acknowledges the release of the valuation allowance would not be allocated based on the historical intra-period tax allocation but rather would be allocated to continuing operations pursuant to ASC 740-10-45-20. The Registrant has removed this disclosure.

23. US Foods Holding Corp. Condensed Financial Information, page F-49

34.	Please provide the disclosure required by Rule 4-08(e)(3)(ii) of Regulation S-X regarding quantification of the amount of restricted net assets of your consolidated subsidiaries or tell us why such disclosure is not necessary.

In response to the Staff’s comment, the Registrant included the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X in Note 22 to the Consolidated Financial Statements on page F-49.

Interim Unaudited Consolidated Financial Statements

18. Commitments and Contingencies, page F-71

35.	We note that you recognized an $11 million net insurance gain during the 39-weeks ended September 26, 2015 related to a 2014 tornado. Please tell us how you calculated this gain and reconcile this amount to the $20 million insurance recovery gain reflected on your interim statement of cash flows.

With respect to the damage to a distribution facility in 2014, the Registrant recognized asset losses and related costs in 2014 and also, to a lesser extent, in 2015 (primarily related to insurable incremental fuel and labor costs to service customers from other locations). Pursuant

United States Securities and Exchange Commission

March 31, 2016

to certain insurance contracts, the Registrant recognized receivables pertaining to covered losses in both 2014 and 2015. However, in certain instances the recognition of receivables (and related benefits to the statement of comprehensive income) lagged the recognition of expense from losses, as appropriate under the relevant accounting guidance. Consequently, the benefit of receivables recognized in 2015 (a portion of which pertains to losses recognized in 2014) amounted to $20 million as compared to additional losses recognized during 2015 of $9 million, resulting in a 2015 net benefit of $11 million in the statement of comprehensive income.

In regards to the statement of cash flows, the Registrant presented (as a reconciling item in arriving at cash flows from operations) a subtraction for the accrual-basis insurance benefits to the statement of comprehensive income for the $20 million referred to in the previous paragraph. As a consequence, the Registrant presented an add-back in the cash flow statement for $23 million that represents the cash collected from insurance receivables during the period related to operations (the excess of this amount over the $20 million subtracted approximates the amounts collected on insurance receivables as of the beginning of 2015). With such discrete presentation, changes in insurance receivables were correctly excluded from the line of increases/decreases in prepaid expenses and other assets.

In response to the Staff’s comment, the Registrant revised the original line item descriptions in the Consolidated Statements of Cash Flows on page F- 48 to better explain the insurance cash proceeds related to operating and investing activities, and the insurance recovery benefit included in Net income (loss) to the users of the financial statements.

20. Subsequent Events, page F-73

36.	We note that you reached a settlement on December 30, 2015 with the Central States Teamsters Union Pension Plan consisting of a $97 million cash payment and future minimum contribution payments through 2023. We note that this settlement relieved you of your participation in a multiemployer pension plan, settled a “residual withdrawal liability,” and resolved outstanding litigation. Please tell us how you accounted for this settlement. In doing so, ensure you clarify the impact the settlement had on your net income during the fourth quarter of fiscal 2015, the specific recorded liabilities relieved and how you accounted for and estimated the future annual minimum contribution payments due through 2023. Specify if this settlement included payment of the accrued $46 million multiemployer pension withdrawal liability disclosed on page 56. Also reconcile the $141.6 million estimated withdrawal liability disclosed on page F-74 to the $40 million and $17 million liabilities disclosed on page F-71 and clarify if you had accrued the $17 million withdrawal liability prior to settlement.

The Registrant had participated in the Central States Teamsters (“Central States”) Southeast and Southwest Area multiemployer pension plan (the “legacy plan”) pertaining to the workforces at seven facilities.

During 2008, the Registrant exited the legacy plan in relation to the workforce related to two of the facilities that were closed in 2008. At the time of those withdrawals, the Registrant elected to

United States Securities and Exchange Commission

March 31, 2016

pay the withdrawal liabilities over multi-year periods. Accordingly, at the time of those withdrawals, the Registrant recorded the obligation with an expense to the current period. At December 30, 2015, the remaining unpaid obligation carried in the Registrant’s balance sheet was $9 million. In addition, as disclosed historically in the Registrant’s Commitments and Contingencies Note 21 to the Consolidated Financial Statements, the Registrant had been in a legal dispute with Central States pertaining to a reassessment of the originally agreed withdrawal obligation pertaining to the workforce at one of the closed facilities. The disputed incremental withdrawal obligation was $17 million, which the Registrant had not accrued as it believed that it would prevail on the disputed matter.

On December 30, 3015, in exchange for a $97 million cash payment, the Registrant fully exited its participation in the legacy plan. Under the agreement, the $97 million cash payment fully settled the unpaid previous withdrawals described above as well as the Registrant’s current withdrawal pertaining to the workforce at the other five facilities. Accordingly, the Registrant recognized an $88 million expense in the fourth quarter of 2015, which represents the excess of the $97 million paid over the remaining obligations from the previous partial withdrawals of $9 million.

In Note 20 to the interim financial statements in the initial Registration Statement, the $141.6 million amount included in the Registrant’s disclosure represented the preliminary amount of the withdrawal determined by Central States prior to its final agreement to pay $97 million immediately in exchange for settlement of all obligations. The Registrant has removed that discussion in its year-end disclosure to avoid confusion in Amendment No. 1. In Note 18 to the interim financial statements in the initial Registration Statement, the Registrant had disclosed that the two original facilities exited in 2008 had a withdrawal obligation of $40 million. After payments under the agreement in years subsequent to 2008, the remaining obligation for those facilities was $9 million at December 30, 2015, as previously discussed above.

Contemporaneous with settling all pre-existing obligations and exiting the legacy plan, the Registrant entered into the multi-employer Central States Hybrid Plan (the “Hybrid Plan”). The Hybrid Plan is a multi-employer plan that has different funding and withdrawal formulas designed to greatly diminish the likelihood that the Hybrid Plan will become financially stressed (as the legacy plan has been in the critical “red zone” status for several years). As with all multi-employer plans, there are certain minimum funding requirements for the Hybrid Plan which the Registrant has disclosed and will expense as those obligations as they become due.

The $86 million of multiemployer pension withdrawal liabilities as of January 2, 2016 disclosed in Note 13 pertain to other plans and were unaffected by the Central States transaction described above. The Registrant’s disclosures in Notes 13 and 17 to the Consolidated Financial Statements have been updated to more clearly describe the transaction.

United States Securities and Exchange Commission

March 31, 2016

In connection with any request to accelerate the effective date of the Registration Statement, the Registrant will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 891-1634 or William L. Tolbert Jr. at (202) 639-6038 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Kevin T. Collins

Kevin T. Collins

cc:	Lisa Kohl, Robert Babula, Andrew Blume, Scott Anderegg

United States Securities and Exchange Commission

Joseph Kaufman

Simpson Thacher & Bartlett LLP

Steven J. Slutzky

Debevoise & Plimpton LLP